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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)1



                            PRICE LEGACY CORPORATION
                                (Name of Issuer)


              8 3/4% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
                         (Title of Class of Securities)


                                    741444301
                                 (CUSIP Number)


                                 JAMES F. CAHILL
                          PRICE FAMILY CHARITABLE FUND
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 OCTOBER 2, 2001
             (Date of Event Which Requires Filing of this Statement)


     If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 pages)

----------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 741444301             SCHEDULE 13D/A                PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Price Family Charitable Fund
         95-3842468
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO, WC (see Item 3)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizen
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
          NUMBER OF
                                            1,291,546 (see Item 5)
           SHARES                   --------------------------------------------
                                    8       SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                  --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER
       EACH REPORTING
                                            1,291,546 (see Item 5)
           PERSON                   --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
            WITH

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,291,546 (see Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.7% (see Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO - Private Foundation
--------------------------------------------------------------------------------


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CUSIP NO. 741444301             SCHEDULE 13D/A                PAGE 3 OF 8 PAGES


                  This Amendment No. 3 to Schedule 13D relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy Corporation and further amends the Schedule 13D filed by the Price Family Charitable Fund on August 27, 1998 and subsequently amended by Amendment No. 1 thereto on September 23, 1998 and by Amendment No. 2 thereto on January 5, 2001 (as amended, the "PFCF Schedule 13D"). The PFCF Schedule 13D is hereby amended and restated in its entirety as follows:


ITEM 1.       SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy Corporation ("Series A Preferred Stock"), a Maryland corporation ("Price Legacy") formerly known as Price Enterprises, Inc. ("Enterprises"). Effective September 18, 2001, a wholly owned subsidiary of Enterprises merged with and into Excel Legacy Corporation (the "Merger"), a Delaware corporation ("Legacy"), and Enterprises changed its name to Price Legacy Corporation.

         The address of the principal executive offices of Price Legacy is 17140 Bernardo Center Drive, San Diego, California 92128.


ITEM 2.       IDENTITY AND BACKGROUND.

         (a), (f) This statement on Schedule 13D is filed by the Price Family Charitable Fund ("PFCF"), a private foundation organized under the laws of the State of California.

                           The directors and executive officers of PFCF
                           (collectively, the "PFCF Directors and Officers"), each of who is a citizen of the United States, are as follows:

                                    Sol Price                 Director and Chairman of the Board
                                    Robert E. Price           Director and President
                                    James F. Cahill           Director and Vice President
                                    Jack McGrory              Director
                                    Allison Price             Director
                                    Helen Price               Director
                                    Murray Galinson           Director
                                    Joseph R. Satz            Secretary
                                    Kathy Hillan              Treasurer

                           Each of the PFCF Directors and Officers disclaims membership in a group with PFCF, and PFCF disclaims membership in a group with any of the PFCF Directors and Officers.

         (b) The principal executive office of PFCF and the principal business address of each of the PFCF Directors and Officers is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

         (c) The principal business of PFCF is to function as a private foundation. The principal occupation of Mr. S. Price and Mr. R. Price is self-employed investor and manager of The Price Group LLC ("Price Group"). The principal occupation of each of Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, and Ms. Hillan is manager of Price Group. Ms. A. Price and Ms. H. Price are not presently employed.

         (d)-(e) During the last five years, neither PFCF nor any of the PFCF Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was

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CUSIP NO. 741444301             SCHEDULE 13D/A                PAGE 4 OF 8 PAGES


                           or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         1. On August 17, 1998, PFCF received 2,055,080 shares of Series A Preferred Stock pursuant to a pro rata distribution by Enterprises of one share of Series A Preferred Stock for each share of Enterprises common stock held by stockholders of record on July 30, 1998.

         2. On September 16, 1998, PFCF donated 1,000,000 shares of Series A Preferred Stock to a charitable organization.

         3. On October 6, 1998, PFCF used cash held by PFCF to acquire 40,000 shares of Series A Preferred Stock on the open market for $13.06 per share.

         4. On October 7, 1998, PFCF used cash held by PFCF to acquire 60,000 shares of Series A Preferred Stock on the open market for $13.48 per share.

         5. On November 6, 1998, PFCF donated 57,500 shares of Series A Preferred Stock to a charitable organization.

         6. On August 8, 2000, PFCF received a charitable gift of 184,100 shares of Series A Preferred Stock.

         7. On December 20, 2000, PFCF used cash held by PFCF to acquire 1,000,000 shares of Series A Preferred Stock in a private transaction for $14.75 per share.

         8. On September 18, 2001, PFCF exchanged approximately $148,000 in Legacy notes and debentures for 9,866 shares of Series A Preferred Stock, at an exchange ratio of $15.00 in principal amount of Legacy notes or debentures per share, pursuant to an exchange offer commenced by Legacy on August 10, 2001 and consummated on September 18, 2001 (the "Exchange Offer").

         9. On October 2, 2001 and October 3, 2001, PFCF donated, respectively, 700,000 and 300,000 shares of Series A Preferred Stock to a charitable organization.



ITEM 4.       PURPOSE OF TRANSACTION.

         The information set forth above in Item 3 is incorporated herein by reference. All shares of Series A Preferred Stock held by PFCF are for investment purposes only.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) PFCF presently beneficially owns 1,291,546 shares of Series A Preferred Stock, representing approximately 4.7% of the issued and outstanding Series A Preferred Stock. Of these shares, PFCF has sole voting and dispositive shares over all 1,291,546 shares and shared voting and dispositive power over none.2

-------------------------
         2   Calculation of percentage ownership of Series A Preferred Stock is based on approximately 27,267,644 shares estimated to be issued and outstanding following the consummation of the Exchange Offer, as reported in the Current Report on Form 8-K filed by Price Legacy with the Securities and Exchange Commission (the "SEC") on September 19, 2001 (the "Form 8-K").

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CUSIP NO. 741444301             SCHEDULE 13D/A                PAGE 5 OF 8 PAGES


                      In addition, PFCF presently beneficially owns 1,000,700 shares of Price Legacy common stock, representing approximately 2.5% of the issued and outstanding Price Legacy common stock.3

                      PFCF Directors and Officers may be deemed to beneficially own, in the aggregate, 13,134,550 shares of Series A Preferred Stock (including options to buy 120,929 shares), representing approximately 48.2% of the issued and outstanding Series A Preferred Stock.4 The beneficial ownership of shares by each of the PFCF Directors and Officers is as follows:5

                              Mr. S. Price may be deemed to beneficially own 8,154,965 shares, representing approximately 29.9% of the issued and outstanding Series A Preferred Stock, 6,013,134 shares of which he has sole voting and dispositive power and 2,141,831 shares of which he has shared voting and dispositive power. Ms. H. Price is the wife of Mr. S. Price. To the extent that she may be deemed to beneficially own any shares, those shares are included in the shares reported as may be deemed to be beneficially owned by Mr. S. Price.

                              Mr. R. Price may be deemed to beneficially own 6,531,926 shares, representing approximately 24.0% of the issued and outstanding Series A Preferred Stock, 1,511 shares of which he has sole voting and dispositive power and 6,530,415 shares of which he has shared voting and dispositive power. Ms. A Price is the wife of Mr. R. Price. To the extent that she may be deemed to beneficially own any shares, those shares are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

                              Mr. Cahill may be deemed to beneficially own
                              3,338,589 shares representing approximately 12.2% of the issued and outstanding Series A Preferred Stock, 110,316 shares of which he has sole voting and dispositive power and 3,228,273 shares of which he has shared voting and dispositive power.

                              Mr. McGrory may be deemed to beneficially own 3,281,014 shares (including options to buy 120,929 shares), representing approximately 12.0% of the issued and outstanding Series A Preferred Stock, 139,183 shares of which he has sole voting and dispositive power and 3,141,831 shares of which he has shared voting and dispositive power.

-------------------------------
         3 Calculation of percentage ownership of Price Legacy common stock is based on approximately 40,772,179 shares estimated to be issued and outstanding following the consummation of the Merger, as reported in the Form 8-K.

         4 These 13,134,550 shares include the 1,291,546 shares beneficially owned by PFCF. Shares that may be deemed to be beneficially owned by more than one of the PFCF Directors and Officers were not double-counted in arriving at the 13,134,550 figure.

         5   Shares disclosed for each of the PFCF Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. Specifically, the shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, and Ms. Hillan all include the 1,291,546 shares held by PFCF and 850,285 shares held by Price Group, an entity for which each of them serves as a manager. The shares disclosed for each of Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, and Ms. Hillan also all include 1,000,000 shares held by the San Diego Revitalization Corp., a California nonprofit public benefit corporation, for which each of them serves as an officer and/or director.

         Disclosure of shares with respect to any of the PFCF Directors and Officers should not be construed as any admission of beneficial ownership of such shares.

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CUSIP NO. 741444301             SCHEDULE 13D/A                PAGE 6 OF 8 PAGES


                              Mr. Galinson may be deemed to beneficially own 3,355,380 shares, representing approximately 12.3% of the issued and outstanding Series A Preferred Stock, no shares of which he has sole voting and dispositive power and 3,355,380 shares of which he has shared voting and dispositive power.

                              Mr. Satz may be deemed to beneficially own
                              3,150,530 shares, representing approximately 11.6% of the issued and outstanding Series A Preferred Stock, 8,699 shares of which he has sole voting and dispositive power and 3,141,831 shares of which he has shared voting and dispositive power.

                              Ms. Hillan may be deemed to beneficially own
                              3,151,497 shares, representing approximately 11.6% of the issued and outstanding Series A Preferred Stock, 9,666 shares of which she has sole voting and dispositive power and 3,141,831 shares of which she has shared voting and dispositive power.

                  The information set forth above in Item 2 is incorporated herein by reference. Except as set forth below, to the extent that any of the PFCF Directors and Officers shares the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of the PFCF Directors and Officers. The exceptions are as follows:

                              Mr. R. Price shares voting and dispositive power over 38,556 shares with Sarah Price and 38,556 shares with Rebecca Price. Ms. S. Price is a student, and Ms. R. Price is self-employed. The principal business address of each of them is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

                              Mr. Cahill shares voting and dispositive power over 36,972 shares with Mr. Ben Price, 36,972 shares with Mr. Jonas Price, and 12,498 shares with Mr. Elliot Feuerstein and Mr. Ed Spring. Mr.
                              B. Price and Mr. J. Price are each self-employed, and the principal business address of each of them is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. Mr. Feuerstein is a property manager, and his principal business address is 8294 Mira Mesa Boulevard, San Diego, California 92126. Mr. Spring is an attorney, and his principal business address is 10900 N.E. 4th Street, Suite 850, Bellevue, Washington 98004.

                              Mr. Galinson may share voting and/or dispositive power over 213,549 shares with one or more third parties. The reporting person presently does not have Item 2 information for such third parties.

                              None of Ms. S. Price, Ms. R. Price, Mr. B. Price, Mr. J. Price, Mr. Feuerstein, and Mr. Spring has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                              Each of Ms. S. Price, Ms. R. Price, Mr. B. Price, Mr. J. Price, Mr. Feuerstein, and Mr. Spring is a citizen of the United States.

         (c) The information set forth above in Item 3 is incorporated herein by reference.

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CUSIP NO. 741444301             SCHEDULE 13D/A                PAGE 7 OF 8 PAGES


                  With respect to Mr. S. Price and Ms. H. Price, the information set forth in Item 5(c) of Amendment No. 5 to Schedule 13D filed by Mr. S. Price with the SEC on October 3, 2001 is incorporated herein by reference.

                  With respect to Mr. R. Price and Ms. A. Price, the information set forth in Item 5(c) of Amendment No. 2 to Schedule 13D filed by Mr. R. Price with the SEC on October 3, 2001 is incorporated herein by reference.

                  On September 18, 2001, Mr. Cahill exchanged Legacy notes and debentures for 19,666 shares of Series A Preferred Stock pursuant to the Exchange Offer. On October 18, 2001, he exercised options to acquire 12,358 shares of Series A Preferred Stock at the exercise price of $13.84 per share, which shares he sold on such same day for $15.13 per share.

                  On September 18, 2001, Mr. McGrory exchanged Legacy notes and debentures for 2,800 shares of Series A Preferred Stock pursuant to the Exchange Offer. On August 28, 2001, September 28, 2001, October 1, 2001, October 4, 2001, October 12, 2001,
                  and October 16, 2001, he exercised options to acquire, respectively, 1,500 shares, 1,700 shares, 1,000 shares, 1,000 shares, 4,600 shares, and 4,100 shares of Series A Preferred Stock, in each case at the exercise price of $14.66 per share and which shares he sold on such same day for $15.10 per share.

                  On September 18, 2001, Mr. Galinson exchanged Legacy notes and debentures for 29,121 shares of Series A Preferred Stock pursuant to the Exchange Offer.

                  On September 18, 2001, Ms. Hillan exchanged Legacy notes and debentures for 9,666 shares of Series A Preferred Stock pursuant to the Exchange Offer.

         (d)      Not applicable.

         (e) On October 2, 2001, PFCF ceased to be the beneficial owner of more than five percent of Series A Preferred Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         With respect to Mr. S. Price and Ms. H. Price, the information set forth in Item 6 of Amendment No. 5 to Schedule 13D filed by Mr. S. Price with the SEC on October 3, 2001 is incorporated herein by reference.

         With respect to Mr. R. Price and Ms. A. Price, the information set forth in Item 6 of Amendment No. 2 to Schedule 13D filed by Mr. R. Price with the SEC on October 3, 2001 is incorporated herein by reference.

         Mr. Cahill is the borrower under a loan agreement entered into in May 1998. The loan is secured by 64,133 shares of Series A Preferred Stock.

         Mr. McGrory is the borrower under a loan agreement entered into in May 1998. The loan is secured by 12,800 shares of Series A Preferred Stock.

         Mr. Galinson is the borrower under a loan agreement entered into in May 1998. The loan is secured by 128,334 shares of Series A Preferred Stock.


ITEM 7.       EXHIBITS.

         Not applicable.

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CUSIP NO. 741444301             SCHEDULE 13D/A                PAGE 8 OF 8 PAGES



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  October 19, 2001


                                              PRICE FAMILY CHARITABLE FUND


                                              /s/ James F. Cahill
                                              ----------------------------------
                                              By: James F. Cahill
                                              Title: Vice President